[RSTO Letterhead]

February 16, 2007

By EDGAR Transmission and

Overnight Delivery

Mr. William Choi

Branch Chief

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

RE:	Restoration Hardware, Inc.

Form 10-K for Fiscal Year Ended January 28, 2006

Filed April 12, 2006

File No. 0-24261

Dear Mr. Choi:

This letter is in response to your letter dated February 2, 2007 (the “Comment Letter”) regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of the Form 10-K for the fiscal year ended January 28, 2006 filed on April 12, 2006 (the “Form 10-K”) by Restoration Hardware, Inc. (the “Company”). The numbered paragraph set forth below corresponds to the numbered paragraph in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Controls and Procedures, page 57

1.	We note that you have omitted the conclusion regarding your evaluation of the effectiveness of your disclosure controls and procedures. Please revise to disclose the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response: On February 16, 2007, the Company filed an amendment to its Form 10-K in order to revise the Form 10-K to include the conclusions of the Company’s Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were

Securities and Exchange Commission

February 16, 2007

effective as of January 28, 2006. A copy of the amendment to the Form 10-K is enclosed herewith.

*            *             *             *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company’s Form 10-K. The Company hereby acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 1-415-945-3578. Thank you for your assistance.

Sincerely,

/s/ Chris Newman
Chris Newman
Senior Vice President and Chief Financial Officer

Enclosure

cc:	Gavin B. Grover
Morrison & Foerster LLP